Rethinking Ophthalmology Privosegtor FDA update October 6th, 2025 Exhibit 99.2

These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of our preclinical studies, our clinical studies, our research and development programs, our regulatory strategy, our future development plans, our ability to advance product candidates into, and successfully complete clinical studies, and the timing or likelihood of regulatory filings and approvals, our cash runway, and statements regarding the potential therapeutic benefits of our product candidates are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the possibility that Oculis may be adversely affected by economic, business, and/or competitive factors; Oculis' estimates of expenses and profitability; Oculis' ability to develop, manufacture and commercialize the product candidates in its pipeline; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; the ability of Oculis or its partners to enroll and retain patients in clinical studies; the ability of Oculis or its partners to gain approval from regulators for planned clinical studies, study plans or sites; Oculis' ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; the success of Oculis' current and future collaborations, joint ventures, partnerships or licensing arrangements; financial position, strategy and anticipated milestones; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Oculis may from time to time file or furnish with the SEC. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Cautionary note on forward-looking statements Copyright of this presentation is owned by Oculis. No part of this presentation may be reproduced in any manner without the permission of Oculis. Safe Harbor Statements

Corporate Update

Oculis (Nasdaq / XICE: OCS)

Three registrational programs in Neuro-Ophthalmic and Retina indications provide multi-billion-dollar market opportunities



- Global biopharma **Nasdaq listed** company
- Innovative neuro-ophthalmology and ophthalmology candidates with significant market potential of ~$25 billion for the overall portfolio, key late-stage assets include:
  - Privosegtor, a **first-in-class neuroprotective candidate** advancing to registrational programs in 2 indications: Acute Optic Neuritis (AON) and Non-arteritic Anterior Ischemic Optic Neuropathy (NAION), with potential for broad applicability in neuro-ophthalmic and neurological conditions
  - OCS-01 eye drops, potentially the **first non-invasive treatment for DME,** in registrational trials with readouts anticipated in Q2 2026
- Strong balance sheet, no debt, and current cash runway into 2H 2027 without utilization of the loan facility

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Summary of Positive Privosegtor FDA meeting

1 — Successful meeting with U.S. FDA

- Allows advancement of Privosegtor into the registrational phase
- Alignment on the acute optic neuritis (AON) registrational trial design
- Alignment on the regulatory pathway for non-arteritic anterior ischemic optic neuropathy (NAION), to be evaluated under the same IND

2 — Accelerates Privosegtor registrational programs

- **AON:**
  - PIONEER-1 registrational trial to start Q4 2025
  - PIONEER-2 registrational trial to start in 1H 2026
  - *Designed to mimic the successful Phase 2 ACUITY trial with:*
    - *Same dose 3mg/kg/day and patient population (MS and Non-MS patients) as ACUITY*
    - *Primary endpoint: Change from baseline in LCVA at Month 3 (approval)*
    - *Secondary endpoints: Proportion (%) of 15 letter gainers at Month 3 and change from baseline in LCVA at Month 6*
- **NAION:**
  - PIONEER-3 registrational trial to start in mid-2026

3 — With solid path to approval into multi billion markets

- Establish a master global optic neuropathies program:
  - **PIONEER: P**rivosegtor **I**nvestigation in **O**ptic **N**europathies **E**fficacy **E**valuation **R**esearch
- Targeting multi-billion-dollar market opportunities

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Privosegtor Development Plan Accelerated


Pre-clinical
Phase 1
Phase 2
Phase 3
PRIVOSEGTOR
AON
NAION
MS
RELAPSES

Next catalysts

- Start of **PIONEER-1** registrational trial in **Q4 2025**
- Start of **PIONEER-2** registrational trial in **1H 2026**
- Start of **PIONEER-3** registrational trial in **mid-2026**
- Oculis to cross-reference Privosegtor AON IND for new IND submission in MS Relapses in **2026**

AON: acute optic neuritis; NAION: non-arteritic ischemic optic neuropathy; MS: multiple sclerosis.
Privosegtor is a peptoid small molecule with novel MoA targeting the activation of the trophic factor pathways.

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PIONEER-1 and PIONEER-2 Registration Trials in Acute Optic Neuritis

Dose and population mirrors successful Phase 2 ACUITY trial

Study Design

- N= 140-160
- Privosegtor 3mg/kg/day + SoC (IV Methylprednisolone) vs. placebo + SoC
- Primary endpoint at Month 3 and statistically controlled secondary endpoints at Month 6
- Safety follow-up to Month 12

Key endpoints

Primary:

- LCVA Change from baseline at 3 months

Secondary:

- Proportion (%) of 15 letter gainers at 3 months
- LCVA Change from baseline at 6 months
- LCVA Change from baseline at 3 months (MS)
- NfL at 1 month

Study Population

- All comers: including MS and non-MS acute optic neuritis;
- Privosegtor treatment within 12 days from the first onset of symptoms



5-day treatment
6-month evaluation period
Additional 6-month Safety Follow-up
Screening
Randomization
Privosegtor + steroid (n=70-80)
Placebo + steroid (n=70-80)
Once daily IV infusion for 5 days
Efficacy evaluation timepoints
Baseline
Day 5
Month 1
Month 3 Primary Endpoint
Month 6 Primary Evaluation Results

IV: intravenous, LCVA: low-contrast visual acuity, MS: multiple sclerosis, NfL: neurofilaments, PL: placebo, SoC: standard of care

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The PIONEER Program: Oculis' Neuro-Ophthalmology Strategy

Registrational trials evaluating AON and NAION to support registration plans in both indications

1 **AON: Similar design to ACUITY**	**AON: PIONEER-1 & PIONEER-2** • All comers similar to ACUITY trial: MS and non-MS patients • Sufficient statistical power for the primary endpoint on all comers and MS AON
2 **NAION: Registrational Plan**	**NAION: PIONEER-3** • Protocol to be presented at a later stage • Common centers, treatment administration, and data collection techniques
3 **Operational synergies**	**Same centers and investigators** • Allows operational synergies for study execution and cost efficiencies • Optimizes enrollment rates with synchronous timing and execution
4 **Broad indications**	**Broad indications: AON and NAION** • Separate studies with independent statistical powering of AON and NAION maximize PoS

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Acute Optic Neuritis

An acute inflammation of the optic nerve that can lead to permanent visual impairment in young adults with an average age of 32 years

Orphan indication with >30K patients a year (US)[1,2]

- Acute optic neuritis is an inflammation of the optic nerve, resulting in vision loss and pain





- **In optic neuritis**, the myelin sheath is damaged or destroyed, **leading to axonal and retinal ganglion cell injury and death, and subsequent vision loss**
- High-dose IV steroids can accelerate the process, but they do not change the final outcomes, and **no neuroprotective treatment is available**

Direct link with chronic conditions like **multiple sclerosis (MS)** and other autoimmune diseases

Acute inflammation of the optic nerve impacting Optic nerve & retinal ganglion cells


Inflammation in the optic nerve

Anatomy of a retinal ganglion cell


Retina
Optic nerve
Brain
Axon
Nucleus
Myelin
Axon terminal
Dendrite
Soma

1. Martínez-Lapiscina EH, et al. (2014): Is the incidence of optic neuritis rising? Evidence from an epidemiological study in Barcelona (Spain) 2008-2012. *J Neurol.* 2014 Apr; 261(4): 759-767.
2. Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023

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Acute Optic Neuritis – U.S. Potential Market

High unmet need in rare disease with large market potential

Estimated U.S. Incidence

>30K

- Acute optic neuritis incidence recently reported in U.S. to be 8.1/100K[1]
- Rare disease without approved therapies often under diagnosed
- Rare disease price analogs[2,3]: $100-$400k per treatment
- Highly concentrated prescriber base: ~450 neuro-ophthalmologists in U.S.[4]

Estimated U.S. Market Potential

>$3B

- Privosegtor could be the first neuroprotective therapy to improve vision outcomes

1. Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023
2. https://www.medicalmex.com/oxervate-cenegermin-bkbj/ Oxervate pricing in U.S. $96k-$120k
3. https://iovs.arvojournals.org/article.aspx?articleid=2783085 Tepezza pricing in U.S. $386k
4. Active members of the American Academy of Ophthalmology, self-reported subspecialty, EyeNet Media Kit 2025

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Non-arteritic Anterior Ischemic Optic Neuropathy

No treatment approved, with severe vision loss in > 60% patients

Orphan indication with US incidence of >30K[1]



- Non-arteritic anterior ischemic optic neuropathy (NAION) represents one of the most important causes of blindness or severely impaired vision in middle-aged and elderly people
- Vision loss, mostly 20/60 to 20/200 (legal blindness), often accompanied by visual field defects

RGC, axons and optic nerve atrophy caused by hypoperfusion[3] leading to vision loss


Anterior ischemic optic neuropathy
Optic disc
Optic nerve

>60%

of patients have significant visual impairment in the affected eye[4]

- Risk factors include small cup-to-disk ratio, diabetes, hypertension, Atherosclerosis, sleep apnea, smoking, high altitude, migraines use of certain medications[2] , etc.

- **Currently, no medical or surgical treatment has been shown to improve the prognosis in cases of acute NAION[1]**

NAION: nonarteritic anterior ischemic optic neuropathy, RGC: retinal ganglion cells.

1. Hattenhauer MG, Leavitt JA, Hodge DO, Grill R, Gray DT. Incidence of nonarteritic anterior ischemic optic neuropathy. Am J Ophthalmol. 1997 Jan;123(1):103-7.
2. https://www.aao.org/eyenet/article/naion-diagnosis-and-management
3. Cen LP, Park KK, So KF. Optic nerve diseases and regeneration: How far are we from the promised land? Clin Exp Ophthalmol. 2023 Aug;51(6):627-641.
4. Hayreh, Sohan Singh et al. Nonarteritic Anterior Ischemic Optic Neuropathy. Ophthalmology, Volume 115, Issue 2, 298 - 305.

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NAION – U.S. Potential Market

Significant opportunity for novel therapy to improve the current poor prognosis in NAION

Estimated U.S. Incidence

>30K

- U.S. incidence up to 10.2 per 100K[1]
- Rare disease without approved therapies often under diagnosed
- Rare disease price analogs[2,3]: $100-$400k per treatment
- Highly concentrated prescriber base: ~450 neuro-ophthalmologists in U.S.[4]

Estimated U.S. Market Potential

>$4B

- Privosegtor could be the first neuroprotective therapy to improve vision outcomes

1. Incidence of nonarteritic anterior ischemic optic neuropathy – PubMed and Incidence of nonarteritic anterior ischemic optic neuropathy: increased risk among diabetic patients – PMC and discussions with experts
2. https://www.medicalmex.com/oxervate-cenegermin-bkbj/ Oxervate pricing in U.S. $96k-$120k
3. https://iovs.arvojournals.org/article.aspx?articleid=2783085 Tepezza pricing in U.S. $386k
4. Active members of the American Academy of Ophthalmology, self-reported subspecialty, EyeNet Media Kit 2025

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Multiple Pivotal Milestones Focusing on Significant Unmet Medical Needs

	Pre-clinical / Phase 1 / Phase 2 / Phase 3	Next catalysts
PRIVOSEGTOR	ACUTE OPTIC NEURITIS	• Start of **PIONEER-1** registrational trial in **Q4 2025** • Start of **PIONEER-2** registrational trial in **1H 2026**
	NAION	• Start of **PIONEER-3** registrational trial in **mid-2026**
	MS RELAPSES	• Oculis to cross-reference Privosegtor AON IND for new IND submission in MS Relapses in **2026**
OCS-01 OPTIREACH®	DIABETIC MACULAR EDEMA	• **DIAMOND-1 & DIAMOND-2** topline readouts **Q2 2026** • **NDA submission** for DME in **2H 2026**
LICAMINLIMAB	DRY EYE DISEASE	• Start of **PREDICT-1** registrational trial as genotype-based development trial in **2H 2025**

OCS-01 is based on the OPTIREACH® technology, Privosegtor (OCS-05) is a peptoid small molecule with novel MoA targeting the activation of the trophic factor pathways.
Licaminlimab (OCS-02) is a single chain antibody fragment (ScFv) against TNFα

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Oculis Pipeline Development Strategic Evolution

Advance

OCS-01 would be the first-ever topical treatment in DME, if approved

Licaminlimab as personalized medicine in DED

Privosegtor neuroprotection in Acute Optic Neuritis

~$10B[1,2]

OPHTHA

Expand

Privosegtor in Neuro-ophthalmology and beyond

- NAION
- MS relapses

+$25B[1-3]

Explore

Potential for Privosegtor in multiple additional neuro-ophthalmology and neurology conditions

+$50B[1-5]

OPHTHALMOLOGY

NEURO-OPHTHALMOLOGY & BEYOND

DME diabetic macular edema, DED: dry eye disease, NAION: Nonarteritic Anterior Ischemic Optic Neuropathy MS: Multiple Sclerosis.
1. DR and DME Disease and Landscape report Nov. 2020 – 2024 market value estimate for G7, 2. DED Disease and Landscape report 2020 - 2024 market value estimate for G7, 3. MS Disease and Landscape report October 2024 – 2024 market value estimate for G7, 4. Optic nerve disorders, Transparency Market Research, 5. Global Market Insights, March 2024 https://www.gminsights.com/industry-analysis/neuroprotection-market

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Thank you